Exhibit 99.2

                                                             [MVLFIN-06095]

COMPANY NUMBER: 2983307

THE INSOLVENCY ACT 1986

COMPANY LIMITED BY SHARES

RESOLUTION

OF

TITAN CABLE PLC (FORMERLY TELEWEST COMMUNICATIONS PLC)
(IN MEMBERS' VOLUNTARY LIQUIDATION)
("THE COMPANY")

PASSED 24 MARCH 2006

At the final extraordinary general meeting of the Company duly convened and held at The New Connaught Rooms, The Devon Room, 61-65 Croat Queen Street, Covent Garden, London WC2B 5DA, on 24 March 2006 at 10:00 am the following resolution was duly passed:

Ordinary Resolution

"THAT the Joint Liquidators' statement of account for the period of the liquidation be approved."



/s/ N J Dargan

N J Dargan
CHAIRMAN